

September 4, 2014

Via E-mail
Michael S. Rubinoff
Grupo Safra S.A.
Avenida Paulista, 2100 – 8º andar
São Paulo – SP – Brasil – CEP 01310-930

    Re: Chiquita Brands International, Inc.
           Definitive Additional Soliciting Materials filed by Cavendish Global Limited,
           Cavendish Acquisition Corporation et al.
           Filed August 26, 2014
           File No. 001-01550

Dear Mr. Rubinoff:

We have reviewed your responses to the comments in our letter dated August 28, 2014 and have the following additional comments.

General

1. Please tell us whether you are required to provide advance notice for Proposal 6 in the proxy statement pursuant to Article 7 of the Third Restated Certificate of Incorporation of Chiquita.

2. The disclosure in the proxy statement appears to state that the Chiquita shareholders should vote against the Fyffes Transaction Proposal to preserve "optionality" and that such proxy will not risk the Fyffes transaction. In the event that the Cutrale-Safra Negotiation Proposal is adopted and the Chiquita board of directors terminates the Transaction Agreement after negotiations with Cutrale-Safra, clarify that the Chiquita shareholders may not have the opportunity to vote on the Fyffes Transaction Proposal again. We believe that this information should be disseminated to shareholders together with the disclosure added to your definitive revised proxy statement in response to our prior comment 4.

Slides 2 and 27

3. We note your response to our prior comment 6. Please provide support for the assertion that Chiquita has made "strategic blunders" and has a "poor track record of strategic decisions." Your support for this proposition in the presentation appears limited to the Fresh Express acquisition.

You may contact Donald Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew R. Thompson, Esq.
        Cravath, Swaine & Moore LLP